Clarification of the report that Chunghwa Telecom invests in Myanmar Posts and Telecommunications together with hTC

Date of events: 2013/09/27

Contents:

1.	Date of occurrence of the event:2013/09/27

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: Commercial Times

6.	Content of the report: Chunghwa Telecom invests in Myanmar Posts and Telecommunications together with hTC.
7. Cause of occurrence: Media report after the activity related to	”2014 Intelligent City” event.

8.	Countermeasures: None.

9.	Any other matters that need to be specified: The Company follows internal process to evaluate every investment project and will make official announcement after completing all the procedures.